Mail Stop 3561

April 17, 2008

Scott Gallagher, Chief Executive Officer
U.S. Biodefense, Inc.
375 South 6th Avenue
City of Industry, CA 91746

       Re: U.S. Biodefense, Inc.
             Information Statement on Schedule 14C
             Filed November 1, 2007
             File No. 0-31431

Dear Mr. Gallagher:

      We have completed our review of your Information Statement and have no further comments at this time.

      Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

                      Sincerely,

                      H. Christopher Owings
                      Assistant Director